UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___________)1

Alanco Technologies, Inc.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

011612 40 5

(CUSIP Number)

May 14, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]Rule 13d-1(b)

[X ]Rule 13d-1(c)

[ ]Rule 13d-1(d)

   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 011612 40 5

1. Names of Reporting Persons.

            I.R.S. Identification Nos. of above persons (entities only).

EMS Technologies, Inc. 58-1035424

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) (b)

3. SEC Use Only

4. Citizenship or Place of Organization

Georgia

    Number of 5. Sole Voting Power: 1,100,000

    Shares

    Beneficially 6. Shared Voting Power:

    Owned by

    Each Reporting 7. Sole Dispositive Power: 1,100,000

    Person With

8. Shared Dispositive Power:

  Aggregate Amount Beneficially Owned by Each Reporting Person:

1,100,000

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)

11. Percent of Class Represented by Amount in Row (9)

6.2%

12. Type of Reporting Person (See Instructions)

CO

Item 1.

    (a) Name of Issuer

Alanco Technologies, Inc.

    (b) Address of Issuer's Principal Executive Offices

15575 N. 83rd Way, Suite 3

Scottsdale, AZ 85260

Item 2.

    (a) Name of Person Filing

EMS Technologies, Inc.

    (b) Address of Principal Business Office or, if none, Residence

660 Engineering Drive

Norcross, Georgia 30092

    (c) Citizenship

Georgia, USA Corporation

    (d) Title of Class of Securities

Common Stock, No Par Value

    (e) CUSIP Number

011612 40 5

Item 3.

If this statement is filed pursuant to section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

    (a) Amount beneficially owned: 1,100,000

    (b) Percent of class: 6.2%

    (c) Number of shares as to which the person has:

(i)  Sole power to vote or to direct the vote    1,100,000

(ii)  Shared power to vote or to direct the vote

(iii)  Sole power to dispose or to direct the disposition of    1,100,000

(iv)  Shared power to dispose or to direct the disposition of

Item 5.    Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6.    Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being

   Reported on By the Parent Holding Company or Control Person:

Not Applicable

Item 8.    Identification and Classification of Member of the Group:

Not Applicable

Item 9.   Notice of Dissolution of Group:

Not Applicable

Item 10.   Certification

"By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect."

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

29 August 2002

_______ _________________________

Date

________________________________

Signature

William S. Jacobs

Vice President and General Counsel

________________________________

Name/Title